BRIAN W. KOCHER

Vice President, Controller and Chief Accounting Officer

November 2, 2005

VIA EDGAR

Ms. Melinda Kramer

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W, Mail Stop 04-05.

Washington, D.C. 20545

Re:	Chiquita Brands International, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 7, 2005

File No. 333-123181

Registration Statement on Form S-4

Filed September 7, 2005

File No. 333-128162

Form 10-Q for the quarter ended June 30, 2005

Filed August 5, 2005

File No. 1-1550

Dear Ms. Kramer:

We have reviewed the comment contained in your letter of October 31, 2005 addressed to Mr. Brian W. Kocher, regarding the subject filings. For ease of reference, your comment is provided in bold below, and our response to the comment is provided in normal type.

Controls and Procedures, page 24

Changes in Internal Control Over Financial Reporting, page 24

1.	We note your response to prior comment 1. Confirm that you will not include such qualifications in future filings and that you will describe any changes, as required by Item 308(c) of Regulation S-K. Also, we direct you to Question and Answer 5 of the Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (October 6, 2004) available on our website at http://www.sec.gov/info/accountants/controlfaq1004.htm.

We will modify our disclosures in future filings to describe affirmatively any changes during the applicable reporting period that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, as required by Item 308(c) of Regulation S-K. Furthermore, we will not include any qualifications to our disclosures regarding material changes in internal control over financial reporting.

250 East Fifth Street, Cincinnati, Ohio 45202

(513) 784-8577

E-Mail: bkocher@chiquita.com

If you have further comments or questions related to internal control matters or disclosures, please direct them to the undersigned. Any other comments or questions should be directed to Robert W. Olson, Esq., Senior Vice President, General Counsel and Secretary. Mr. Olson can be contacted at the Company’s address or by phone at 513-784-8804.

Sincerely,

/s/ Brian W. Kocher
Brian W. Kocher
Vice President, Controller and Chief Accounting Officer

cc:	T. Richter

Fernando Aguirre

Jeffrey M. Zalla

Robert W. Olson